Exhibit 2

Grown Rogue Appoints Tom Fortner As Chief Operating Officer

Medford, Oregon, June 1, 2021 – Grown Rogue International Inc. (Grown Rogue) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, welcomes a new team member – Tom Fortner – as Chief Production Officer. Tom brings over 40 years of horticultural expertise to Grown Rogue, where he is implementing his processes to create standardization across Grown Rogue’s 200,000 sq. ft. of cultivation infrastructure. His many years of industry experience and commitment to excellence will be great assets to Grown Rogue.

“Tom is a strong strategic leader who brings significant horticultural experience to Grown Rogue,” said Obie Strickler, chief executive officer of Grown Rogue. “With our significant cultivation capacity increases over the past 6 months, adding 500 plus pounds of high quality flower per month, Tom’s 30-year career in the bedding plant industry is the perfect fit to scale our rapidly expanding operations in Oregon and Michigan.”

Tom Fortner’s experience goes back over 40 years. In 1980, he supported his wife’s vision to start a small greenhouse operation. Together, they built Willow Creek Greenhouses, a horticulture business specializing in bedding plants which served customers in Arizona, New Mexico, Colorado, Nevada, Utah and West Texas. Tom oversaw all operational components of the business and expanded Willow Creek from a small greenhouse to over 60 acres of greenhouse and outdoor growing area, where they supplied bedding plants year-round to their customers, who consisted of local nurseries and large box stores like Lowes and Home Depot.

After 20 years of growth, Willow Creek was purchased by Hines Horticulture in 1999. Tom stayed on as President of Hines Color Division, leading the seven, newly acquired independent color businesses until 2003. He oversaw sales growth from $117MM to $132MM and profit expansion from $21MM to $24MM. Through attention to team development, process development, strategic investment allocation, and cash management, Willow Creek Greenhouses and Hines enjoyed consistent, healthy profits while dominating the markets they served.

“Tom’s commitment to operational excellence, superior product quality, early adoption of electronic information systems, automation, and mechanization -- combined with maintaining an inclusive employee culture -- were the cornerstones of Willow Creek’s success. Grown Rogue couldn’t be happier to have Tom take over our production operations at our company,” said Strickler.

“I came out of retirement to join Grown Rogue because of the opportunity and the amazing team of people,” said Tom. “My experience is a perfect fit for them right now, as they rapidly scale production and have tripled capacity in the last six months. I believe my history and skills meld well with where the company is and wants go in the future.”

Before starting Willow Creek Greenhouses with his wife, Tom attended the Riverside School of Aeronautics A&P School from 1978-1979. He then graduated Magna Cum Laude with a Bachelor of Science degree in Aeronautical Science from Embry Riddle Aeronautical University in 1993. Prior to that, he served as a U.S. Army Helicopter Crew Chief from 1974-1977 and was honorably discharged.

With over four decades of experience and business acumen, Tom Fortner will be an integral part of the Grown Rogue team and help the company continue to thrive.

For more information about Grown Rogue please visit www.grownrogue.com

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with patented nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler Chief Executive Officer obie@grownrogue.com Investor Relations Desk Inquiries invest@grownrogue.com (458) 226-2100